Exhibit 99.1

NEWS RELEASE

Endeavour Silver Reports Record Adjusted Earnings for Q1, 2012,
Up 35% to $19.6 Million Compared to Q1, 2011;
Revenues Up 39% to $49.0 Million, Cash Flow Up 96% to $28.8 Million;

Q1, 2012 Conference Call at 10 am PDT, Wednesday, May 9, 2012

Vancouver, Canada – May 8, 2011 - Endeavour Silver Corp. (TSX: EDR, NYSE: EXK, Frankfurt: EJD) announced today its financial and operating results and unaudited financial statements for the First Quarter, 2012.  Endeavour owns and operates two high-grade, underground, silver-gold mines in Mexico, the Guanacevi Mines in Durango State and the Guanajuato Mines in Guanajuato State.

The Company reported record adjusted earnings (a non-IFRS measure) of $19.6 million ($0.22 per share) in the First Quarter, 2012.  Net earnings (an IFRS measure) were $19.8 million and operating cash-flow was $30.0 million from revenues totaling $49.0 million.  Silver sales averaged $33.10 per ounce (oz) and the cash costs of production were $6.26 per oz net of gold credits, generating a gross margin of $26.84 per oz of silver produced in Q1, 2012.

Highlights of First Quarter, 2012 (Compared to Q1, 2011)

•	Adjusted Earnings(1) rose 35% to $19.6 million ($0.22 per share) compared to $14.5 million ($0.18 per share)
•	Net Earnings increased to $19.8 million ($0.23 per share) compared to $0.5 million ($0.01 per share)
•	Operating Cash-Flow jumped 96% to $28.8 million
•	Mine Operating Cash-Flow(1) climbed 30% to $32.0 million
•	Revenues escalated 39% to $49.0 million
•	Working Capital improved to $158.5 million, up 30% from $121.5 million

•	Silver production up 19% to 1,072,491 ounces (oz)
•	Gold production up 26% to 6,321 oz
•	Silver equivalent production up 21% to 1.39 million oz (50:1 silver: gold ratio, no base metals)
•	Realized silver price fell less than 1% to $33.10 per oz sold (1.4% above average price for Q1/12)
•	Realized gold price up 20% to $1,686 per oz sold (equal to average spot price for Q1/12)
•	Cash costs(1) rose 35% to $6.26 per oz silver produced (net of gold credits)
•	Metal held in inventory at quarter end included 941,875 oz silver and 4,156 oz gold

(1) Adjusted earnings, mine operating cash-flow and cash costs are non-IFRS measures

Bradford Cooke, Chairman and CEO, commented, “Endeavour posted strong financial and operating results in the First Quarter, 2012.  Thanks to rising silver and gold production, and robust precious metal prices, our sales revenues, operating cash-flow, net earnings and adjusted earnings were all up sharply.  As a result, the Company’s working capital has never been stronger and we are well positioned to close in June the recently announced strategic acquisition of our third operating silver-gold mine in Mexico, the El Cubo mine in Guanajuato State.  Endeavour is well on track to meet its production guidance for 2012.

Management plans to provide further guidance regarding El Cubo and the Company’s revised production outlook for the year after closing.”

“As in previous years, our capital expansion programs at Guanacevi and Guanajuato commenced in the 1st Quarter and are scheduled for completion in the 3rd and 4th Quarters.  Silver production will remain relatively flat and cash costs a bit higher than guidance reflecting our current focus on the capital programs. However, once the Guanajuato mine expansion from 1000 tonnes per day (tpd) to 1,600 tpd and the Guanacevi plant optimization from 1000 tpd to 1200 tpd are completed, production should start rising and cash costs should start falling once again."

"In exploration, we currently have five drill rigs working, three at Guanajuato and one each at Guanacevi and the San Sebastian project in Jalisco. New property acquisitions in each of the two districts we operate in are currently in progress, and some exciting new property acquisitions elsewhere are now being evaluated. Initial results from our exploration and acquisition programs are expected this quarter."

Financial Results (see Consolidated Statement of Operations)

Revenues increased 39% to $49.0 million in Q1, 2012 (Q1, 2011 - $35.4 million) thanks to sharply higher silver-gold production. The Company sold 1,100,000 silver oz and 6,497 gold oz at average realized prices of $33.10 per oz and $1,689 per oz respectively. Costs of Sales were up 73% to $25.6 million (Q1, 2011 - $14.8 million) primarily due to higher production, increasing labour costs and higher depletion rates on a per tonne basis.

Mine Operating Cash-Flow increased 30% to $32.0 million (Q1, 2011 - $24.5 million) and Mine Operating Earnings rose to $23.4 million (Q1, 2011 – $20.6 million).  The Company realized positive Operating Earnings of $18.9 million (Q1, 2011 –$17.2 million), Operating Cash-Flow was $28.8 million (Q1, 2011 – $14.6 million) and Earnings Before Taxes were $25.2 million (Q1, 2011 –$5.1 million).

Net Earnings were $19.8 million ($0.23 per share) for the period after deducting an Income Tax Expense of $5.4 million (Q1, 2011 –$4.7 million). Net Earnings includes a mark to market derivative liability gain related to share purchase warrants issued in 2009 denominated in Canadian dollars, while the Company’s functional currency is the US dollar. Under IFRS, these warrants are classified and accounted for as financial liability at fair market value with adjustments recognized through net earnings.  The appreciation of these warrants resulted in a derivative liability gain of $0.1 million compared to a $14.0 million loss in 2011.

Adjusted Earnings are $19.6 million ($0.22 per share) compared to $14.5 million in 2011 ($0.18 per share), excluding the derivative liability adjustments related to the warrants.

Cash Costs increased 35% to $6.26 per oz silver produced in Q1, 2012 (Q1, 2011 - $4.94 per oz) mainly due to down time at Guanacevi related to the connection with the new 115 kva state power supply and in part to wage increases, the appreciation of the Mexican peso and lower grade silver ores at both mines. Endeavour reports its cash costs according to the Gold Institute cash cost reporting guidelines.

Capital investments totaled $9.3 million in property, plant and equipment during the First Quarter, 2012.  Their main focus was on continued underground development at the Guanacevi and Guanajuato mines, expanding our mining fleet and upgrading various circuits at the plants to handle increased throughputs.

At March 31, 2012, the Company held cash and short term investments of $131.6 million and working capital totaled $158.5 million, up $16.2 million from the end of 2011.

In January and February, 2012, gold and silver prices enjoyed a significant rebound from their lows in December, 2011.  Endeavour therefore elected to sell most of the precious metal inventory it accumulated in Q4, 2011 in order to capture the higher gold and silver prices.   However, gold and silver prices

corrected sharply once again in March 2012 so Endeavour management once again chose to accumulate its precious metal production in Q1, 2012 rather than sell at depressed prices.  As of March 31, 2012 the Company held 941,875 oz silver and 4,156 oz gold in metal inventory carried at cost on the balance sheet.

Operating Results (see Consolidated Table of Operations)

Consolidated silver production climbed 19% to 1,072,491 oz and gold production jumped 26% to 6,321 oz in Q1, 2012 compared to Q1, 2011 thanks to higher plant throughput at both Guanacevi and Guanajuato, partially offset by slightly lower ore grades and recoveries. As a result, consolidated silver and equivalent production rose 21% to 1.4 million oz (50:1 silver: gold ratio, no base metals) compared to Q1, 2011.

Consolidated plant throughputs in Q1, 2012 totaled 193,756 tonnes, up 37% compared to Q1, 2011 due to the 2011 plant expansion at Guanajuato. The Guanacevi mine averaged 1,087 tpd and the Guanajuato mine averaged 1,042 tpd during the First Quarter, 2012. Consolidated silver grades averaged 229 grams per tonne (gpt) silver (9.4 oz per ton) and gold grades averaged 1.33 gpt.  Consolidated silver recoveries averaged 75% and gold recoveries averaged 76%.

Guanacevi silver production for Q1, 2012 was 726,697 oz, up 9% compared to 663,202 oz in Q1, 2011 and gold production was 1,620 oz, a decrease of 7% compared to 1,750 oz.  Plant throughput was 98,963 tonnes at average grades of 292 gpt silver and 0.60 gpt gold, compared to 91,104 tonnes grading 307 gpt silver and 0.70 gpt gold in Q1, 2011.  The increased silver production is attributable to the 9% increase in plant throughput and silver recoveries were also higher.

Guanajuato silver production for Q1, 2012 was 345,794 oz, up 44% compared to 236,931 oz in Q1, 2011 and gold production was 4,701 oz, an increase of 16% compared to 3,258 oz.  Plant throughput was 94,796 tonnes at average grades of 163 gpt silver and 2.10 gpt gold, as compared to 50,838 tonnes grading 184 gpt silver and 2.53 gpt gold in Q1, 2011.  The increased silver and gold production is attributable to the 86% increase in throughput, offset by lower grades and recoveries.

Outlook for Second Quarter, 2012

Management anticipates silver production and cash costs in Q2, 2012 will be comparable to Q1, 2012 while our operating teams focus on expanding the two mines and optimizing the two plants to attain 2012 throughput goals of 1200 tpd at Guanacevi and 1600 tpd at Guanajuato. We expect the direct costs per tonne at Guanacevi and Guanajuato will start falling once again later this year thanks to anticipated economies of scale as throughput increases at both operations.

Endeavour expects to close the previously announced El Cubo mine and Guadalupe y Calvo property acquisitions in Q2, 2012 once the Mexican government competition anti-trust review is completed.  Revised 2012 guidance and our new conceptual long term growth plan will be outlined at that time.

Q1, 2012 Conference Call at 10 am PDT (1 pm EDT) on Wednesday, May 9, 2012

A conference call to discuss the Q1, 2012 financial and operating results will be held at 1 pm Eastern Time (10 am Pacific Time) on Wednesday, May 9, 2012. To participate in the conference call, please dial the following:

•  800-319-4610                                               Canada and USA (Toll-free)
•  604-638-5340                                               Vancouver Dial In
•  1-604-638-5340                                            Outside of Canada & USA
•  No passcode is necessary

A replay of the conference call will be available by dialing 1-800-319-6413 in Canada & USA (Toll-free) or 1-604-638-9010 outside of Canada and USA. The required pass code is 4890 followed by #.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chairman and CEO

About Endeavour Silver Corp. – Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's two (soon to be three) operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact Hugh Clarke, Vice President, Corporate Communications, Toll free at 877-685-9775, or Tel: (604) 685-9775, Fax: (604) 685-9744, Email hugh@edrsilver.com, Website, www.edrsilver.com.

Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Endeavour’s anticipated performance in 2011, including revenue, cash cost and capital cost forecasts, silver and gold production, timing and expenditures to develop new silver mines and mineralized zones, silver and gold grades and recoveries, cash costs per ounce, capital expenditures and sustaining capital  and the use of the Company’s working capital. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others: fluctuations in the prices of silver and gold, fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and U.S. dollar); fluctuations in the price of consumed commodities, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, reliability of calculation of mineral reserves and resources and precious metal recoveries, diminishing quantities or grades of mineral reserves as properties are mined; the ability to successfully integrate acquisitions; risks in obtaining necessary licenses and permits, global market events and conditions and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited-Prepared by Management)
(expressed in thousands of US dollars)

	March 31,	December 31,
	2012	2011

ASSETS

Current assets
Cash and cash equivalents	$101,384	$75,434
Investments	30,226	34,099
Accounts receivable	4,249	7,392
Inventories	32,517	34,195
Prepaid expenses	4,908	3,773
Total current assets	173,284	154,893

Long term deposits	784	600
Mineral property, plant and equipment	99,093	93,528
Total assets	$273,161	$249,021

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$8,434	$9,084
Income taxes payable	6,310	3,482
Total current liabilities	14,744	12,566

Provision for reclamation and rehabilitation	2,734	2,729
Deferred income tax liability	21,429	20,806
Derivative liabilities	9,836	13,130
Total liabilities	48,743	49,231

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued
and outstanding 87,378,748 shares (Dec 31, 2011 - 87,378,748 shares)	263,190	259,396
Contributed surplus	9,553	8,819
Accumulated comprehensive income (loss)	(1,386)	(1,700)
Deficit	(46,939)	(66,725)
Total shareholders' equity	224,418	199,790
Total liabilities and shareholders' equity	$273,161	$249,021

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME
(Unaudited- Prepared by Management)
(expressed in thousands of US dollars, except for shares and per share amounts)

	Three Months Ended
	March 31,	March 31,
	2012	2011

Revenue	$49,046	$35,352

Cost of sales:
Direct production costs	16,611	10,359
Royalties	461	445
Stock-based compensation	59	35
Amortization and depletion	8,496	3,943
	25,627	14,782

Mine operating earnings	23,419	20,570

Expenses:
Exploration	1,812	1,133
General and administrative	2,737	2,245
	4,549	3,378

Operating earnings	18,870	17,192

Mark-to-market loss/(gain) on derivative liabilities	(143)	13,965
Finance costs	5	12

Other income (expense):
Foreign exchange	4,630	1,687
Investment and other income	1,529	236
	6,159	1,923

Earnings before income taxes	25,167	5,138

Income tax expense	5,392	4,653

Net earnings for the period	19,775	485

Other comprehensive income, net of tax
Net change in fair value of available for sale investments	313	388

Comprehensive income (loss) for the period	20,088	873

Basic earnings (loss) per share based on net earnings	$0.23	$0.01
Diluted earnings (loss) per share based on net earnings	$0.22	$0.01

Basic weighted average number of shares outstanding	87,728,391	81,251,910
Diluted weighted average number of shares outstanding	90,926,807	83,491,553

ENDEAVOUR SILVER CORP.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

	Three Months Ended
	March 31,	March 31,
	2012	2011

Operating activities
Net earnings for the period	$19,775	$485
Items not affecting cash:
Stock-based compensation	778	343
Depreciation and depletion	8,541	3,981
Deferred income tax provision	623	1,322
Unrealized foreign exchange loss (gain)	(2,730)	(1,120)
Mark to market loss (gain) on derivative liability	(143)	13,965
Finance costs	5	8
Gain on marketable securities	(483)	-
Net changes in non-cash working capital	2,394	(4,344)
Cash from operating activities	28,760	14,640

Investing activites
Property, plant and equipment expenditures	(9,349)	(7,364)
Investment in short term investments	(27,242)	(17,222)
Proceeds from sale of short term investments	31,912	3,593
Investment in long term deposits	(184)	-
Cash used in investing activities	(4,863)	(20,993)

Financing activities
Common shares issued on exercise of options and warrants	610	4,644
Share issuance costs	-	(9)
Cash from financing activites	610	4,635

Effect of exchange rate change on cash and cash equivalents	1,443	1,554
Increase (decrease) in cash and cash equivalents	24,507	(1,718)
Cash and cash equivalents, beginning of period	75,434	68,037
Cash and cash equivalents, end of period	$101,384	$67,873

ENDEAVOUR SILVER CORP.
COMPARATIVE TABLE OF CONSOLIDATED MINE OPERATIONS
(Unaudited – Prepared by Management)
(expressed in thousands of U.S. dollars, except share amounts)

Comparative Table of Consolidated Mine Operations
Period	Plant T'put	Ore Grades		Recovered Ounces		Recoveries		Cash Cost	Direct Cost
	Tonnes	Ag(gpt)	Au(gpt)	Ag(oz)	Au(oz)	Ag(%)	Au(%)	$ per oz	$ per tonne
Production 2012 Year:
Q1, 2012	193,759	229	1.33	1,072,491	6,321	75.2	76.2	6.26	92.44
Q2, 2012
Q3, 2012
Q4, 2012
Total	193,759	229	1.33	1,072,491	6,321	75.2	76.2	6.26	92.44
Production 2011 Year:
Q1, 2011	141,942	263	1.36	900,133	5,008	75.0	81.0	4.62	79.30
Q2, 2011	136,958	266	1.36	850,476	4,831	72.7	80.6	6.98	96.69
Q3, 2011	138,592	263	1.47	858,738	4,926	73.4	75.2	5.03	91.47
Q4, 2011	184,381	252	1.45	1,120,781	7,045	75.0	82.0	4.05	84.14
Total	601,873	260	1.41	3,730,128	21,810	74.1	79.8	5.08	87.55
Production 2010 Year:
Q1, 2010	112,963	270	1.34	766,210	3,775	78.3	78.7	6.69	79.45
Q2, 2010	123,825	267	1.32	826,439	4,460	77.6	84.9	6.57	86.69
Q3, 2010	126,599	265	1.45	797,054	4,607	73.8	77.8	6.11	81.35
Q4, 2010	143,623	267	1.37	895,931	4,871	72.6	76.7	5.08	80.86
Total	507,010	267	1.37	3,285,634	17,713	75.4	79.4	6.08	82.10

Q1, 2012 : Q1, 2011	37%	-13%	-2%	19%	26%	0%	-6%	35%	17%

Q1, 2012 : Q4, 2011	5%	-9%	-8%	-4%	-10%	0%	-7%	55%	10%

YTD 2012:YTD 2011	37%	-13%	-2%	19%	26%	0%	-6%	35%	17%